

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

Noel Watson
Chief Financial Officer
Legalzoom.com, Inc.
101 N. Brand Boulevard
11th Floor
Glendale, CA 91203

   Re: Legalzoom.com, Inc.
     Form 10-K for the year ended December 31, 2022
     File No. 001-35618

Dear Noel Watson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Thomas Hopkins